

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via Email
Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard
Suite 700
Santa Monica, California 90401

> **Re:** **The Macerich Company**
> **Form 10-K**
> **Filed February 24, 2012**
> **File No. 001-12504**

Dear Mr. O'Hern:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

1. We note your inclusion of same center net operating income in your press release. Please tell us if you consider same-property net operating income to be a key performance indicator and if so, explain to us why you have not included a same-property analysis in your MD&A.

2. Please provide us with more information regarding your same center pool. Explain to us when Acquisition Properties, Joint Venture Centers and Redevelopment Centers are transferred into and out of the same center pool. Additionally, tell us how you define a redevelopment center and how that differs from a center undergoing routine renovations. Finally, confirm for us whether the Queens Center and FlatIron Crossing centers have been excluded from same center pool for both periods for purposes of comparing 2010 operations results to 2009. Please enhance your disclosure in future filings to the extent necessary.

Financial Statements

Consolidated Statements of Cash Flows, page 74

3. Please disclose a breakdown of your investment in real estate between amounts paid to acquire real estate from development and redevelopment activities. In addition please explain to us how the cash outflows from acquisitions of property, development, redevelopment and property improvements reconciles to the table provided on page 56 of your filing.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Property, page 77

4. Please provide us and disclose in future filings more detail regarding your capitalization policies. Please discuss the types of indirect costs that are capitalized as part of development and redevelopment activities, the amounts capitalized during the current period and your methodology for determining the amounts that are capitalizable.

Acquisitions, page 78

5. Please tell us, and expand your disclosure to discuss, your policy for accounting for acquisition costs.

4. Investments in Unconsolidated Joint Ventures, page 84

6. We note that you acquired an additional ownership interest in Kierland Commons during 2011. Given that it does not appear that a change in control occurred as a result of the transaction, explain to us why the acquisition of an additional interest in the joint venture resulted in a remeasurement gain. Reference is made to ASC Topic 805-10-25-9.

7. It appears that you acquired a greater than 50% interest in Arrowhead Towne Center and Superstition Springs Center during 2011. Please provide us with a summary of the substantive participation rights of the outside partner which resulted in you continuing to account for your investments in these centers using the equity method of accounting.

8. We note that you acquired a controlling interest in six properties as a result of the SDG Transaction. Please explain to us why you have classified the remeasurement gain recognized as a result of this transaction as a component of equity in income of unconsolidated joint ventures.

6. Property, page 90

9. Please provide us with more information regarding the $45 million impairment charge recorded during the current year. In your response tell us the property that experienced an other than temporary impairment and the reasons for the decline in fair value. Please expand your disclosures to include this information.

16. Acquisitions, page 103

10. For each significant acquisition disclosed, please explain to us how the allocation of values to net assets reconciles to the purchase price.

11. Tell us how you have met the disclosure requirements of ASC Topic 805-10-50-2(h)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief